UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 4, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek to Present at the Needham Growth Conference on January 17
and Ring the Nasdaq Closing Bell on January 16

Expects continued growth into 2018

MIGDAL HA'EMEK, Israel, January 4, 2018- Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced that Chief Executive Officer, Rafi Amit, will be presenting at the 20th Annual Needham Growth Conference to be held at the Lotte New York Palace Hotel in New York. The Camtek presentation is scheduled for Wednesday, January 17, 2018 at 10:40am Eastern Time.

At the conference there will be an opportunity for investors to meet one-on-one with Camtek’s management. Interested investors should contact either the conference organizers at Needham or the Investor Relations team at Camtek.

In addition, Mr. Amit will be ringing the Nasdaq Closing Bell on Tuesday, January 16th at 4pm.

Commented Mr. Amit, “We have been a public company, traded on Nasdaq for close to two decades. 2017 marked a very important year for Camtek both from a strategic perspective as well as in terms of our strong financial performance, and this ceremony at Nasdaq marks our success. 2017 ended on a strong note for us and looking ahead to 2018, we expect to see another strong year of growth in revenue and profitability.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.